

Mail Stop 3628

April 19, 2010

By Facsimile (212-202-4760) and U.S. Mail

Mr. Gregory S. Meyer, CFA
245 Eighth Avenue, Suite 108
New York, NY 10011

Re: Blockbuster Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed on April 8, 2010, as amended on April 12, 2010
    Filed by Gregory S. Meyer
    File No. 001-15153

Dear Mr. Meyer:

    We have conducted a limited review of the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRRN14A filed April 12, 2010

General

1. In an appropriate place in your document, please include a discussion providing a background description of the contacts between you and Blockbuster Inc. leading up to this solicitation. We believe in that regard that this information is material with respect to this solicitation. For example, please provide disclosure concerning your discussions with Blockbuster and its board with regards to the strategic direction of the company. Please also specify the approximate dates of your contact with the company and describe the form of the communication(s) (e.g., letter, e-mail, telephone, in person, etc.). If you

attempted to contact the company and did not receive a response, or vice versa, so indicate. In addition, describe the specifics of any discussions between the parties, providing sufficient background as necessary to make the context clear as necessary.

2. Please revise the first page of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

3. Please refer to the press release dated April 19, 2010 issued by Blockbuster announcing a new annual meeting date. Please revise your proxy statement form of proxy accordingly.

4. Please complete all blanks in your next amendment.

The Proponent's Nominee, page 8

5. We note your disclosure that you reserve the right to nominate additional persons. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. In addition, please confirm for us that should you lawfully identify or nominate a substitute nominee before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Solicitation of Proxies, page 11

6. You indicate the solicitation of proxies may be conducted by mail, facsimile, telephone, telegraph, Internet, electronically, in person, by advertisements or by "other means." Please explain what you mean by "other means. " In addition, please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television or radio, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please supplementally confirm your understanding.

Incorporation by Reference, page 13

7. You refer security holders to information that you are required to provide that will be contained in Blockbuster's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before Blockbuster distributes the information to security holders would not be permissible. If you determine to disseminate your proxy statement prior to the distribution of Blockbuster proxy statement, you must undertake to provide the omitted information to security holders in a revised definitive proxy statement. Please advise as to your intent in this regard.

Form of Proxy

8. The form of proxy improperly identifies by name Blockbuster's nominees. Please review Exchange Act Release 31326, October 16, 1992 for guidance on how to seek proxy authority to vote for a registrant's nominees.

9. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please clarify this on the proxy card.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:

20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers and Acquisitions